SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 10SB
   GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
                          Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934

                              --------------------



                              Bullhide Corporation
                              --------------------
             (Exact name of Registrant as specified in its charter)


         Washington                                  59-3382592
         ----------                                  ----------
(State or other jurisdiction of         (IRS Employer Identification Number)
incorporation or organization)



10 Fairway Drive, Suite 211
Deerfield Beach, Florida                                      33441
------------------------                                      -----
(Address of Principal Executive Officer)                    Zip Code



                                 (954) 571-2400
                   Registrant's Telephone Number and Area Code



                              -------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

         TITLE OF EACH CLASS               NAME OF EACH EXCHANGE
          TO BE REGISTERED        ON WHICH EACH CLASS IS TO BE REGISTERED
          ----------------        ---------------------------------------

               None                                  None

        Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, .001 par value per share
                     --------------------------------------
                                (Title of Class)


                                                 TABLE OF CONTENTS
ITEM 1.                    DESCRIPTION OF BUSINESS...........................................................     1

ITEM 2.                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           PLAN OF OPERATIONS AND FINANCIAL CONDITION.......                                      7

ITEM 3.                    DESCRIPTION OF PROPERTIES.........................................................    10

ITEM 4.                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                           OWNERS AND MANAGEMENT.............................................................    10

ITEM 5.                    DIRECTORS, EXECUTIVE OFFICERS,
                           PROMOTERS AND CONTROL PERSONS.....................................................    11

ITEM 6.                    EXECUTIVE COMPENSATION............................................................    13

ITEM 7.                    CERTAIN RELATIONSHIPS AND RELATED
                           TRANSACTIONS......................................................................    14

ITEM 8.                    DESCRIPTION OF SECURITIES TO BE REGISTERED........................................    15

                                                      PART II

ITEM 1.                    MARKET PRICE OF AND DIVIDENDS ON THE
                           REGISTRANT'S COMMON EQUITY AND RELATED
                                    STOCKHOLDER MATTERS......................................................    17

ITEM 2.                    LEGAL PROCEEDINGS.................................................................    17

ITEM 3.                    CHANGES IN AND DISAGREEMENTS WITH
                           ACCOUNTANTS.......................................................................    17

ITEM 4.                    RECENT SALES OF UNREGISTERED SECURITIES...........................................    18

ITEM 5.                    INDEMNIFICATION OF DIRECTORS AND OFFICERS.........................................    19

                           FINANCIAL STATEMENTS AND EXHIBITS.................................................    19

                                                     PART III

ITEM 1.                    INDEX TO EXHIBITS.................................................................    20

ITEM 1.           DESCRIPTION OF BUSINESS

OVERVIEW

         The Bullhide Corporation ("Bullhide") was established in 1993 to take advantage of the multiple uses and markets for a patent pending high performance polyurethane material with superior protective coating properties. Bullhide(R) products protect metal, wood, fiberglass and concrete from wear and deterioration. The target markets for the Bullhide products are the pickup truck protective bedliner market and the industrial flooring market.

         Bullhide has established a licensed dealership program. Under its dealership program, dealers buy Bullhide's equipment and marketing materials as a system and do not pay a franchise fee. As of July 15, 1999, Bullhide had 56 dealerships and 3 franchises in 25 states and 2 countries. Bullhide also has a prototype store in Spokane, Washington where it conducts many proprietary training classes for its dealers.

HISTORY

         In 1990, Ronald Grossman started the PolyChem Corporation, a Washington corporation, ("PolyChem") to research and develop new polyurethane technology. Mr. Grossman discovered a method of making high performance polyurethane elastomers out of a unique combination of materials so that the material was affordable to many previously untapped markets. As Mr. Grossman looked for applications for this new technology, the automotive/truck accessory industry expressed a need for the "next generation" pickup truck bedliner to improve on the shortcomings of drop-in liners.

         In January 1992, a prototype shop was established in Spokane, Washington to enable the development and refinement of the product, application equipment and marketing methods. On April 2, 1993, Bullhide was incorporated in the state of Washington as "The Bullhide Corporation and changed its name to "The Bullhide Liner Corporation" on June 8, 1994. Subsequently, on July 6 1999, Bullhide changed its name to "Bullhide Corporation." After the initial success of marketing the spray molded bedliner concept locally, it was decided to expand the concept and the business nationally.

         Bullhide initially granted franchises for spray on liner application shops, but discontinued that practice in July 1996 and now sells dealerships under licensing agreements. During its initial four years of operations from April 1993 until June 1997, Bullhide purchased all of its products under an exclusive license from Poly Chem Corporation. However, on June 30, 1997, Bullhide purchased the technology rights from Poly Chem Corporation for materials used in the pickup bed liner process. Under the terms of the purchase agreement, Bullhide will pay Poly Chem Corporation, a royalty based on five percent of total gross revenues of Bullhide up to a

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

maximum of $200,000.  See "Certain Relationships and Related Transactions."


         In October 1998, Bullhide created the QUARRA(R) Coating Division to market industrial applications of its polyurethane based coatings. Three new products designed specifically to meet industrial user demand will be marketed under the registered trademark QUARRA(R).

OPERATIONS AND PRODUCTS

         Bullhide has established a licensed dealership program. Bullhide offers its licensees and customers a turn-key operation that is complete with superior products and application processes, full training and support, and on-going research and development. Under its dealership program, dealers buy Bullhide's equipment and marketing materials as a system and do not pay a franchise fee. As of July 15, 1999, Bullhide had 56 dealerships and 3 franchises in 25 states and 2 countries. Bullhide also has a prototype store in Spokane, Washington where it conducts many proprietary training classes for its dealers.

         Bullhide markets its dealerships predominately through trade shows and magazine advertising. When a dealer is signed, it must attend a week of training at the corporate headquarters, or designated training facility, and purchase certain equipment and materials from Bullhide. Bullhide's marketing material has been designed to be a turn-key program for each new licensed dealership. It includes point-of-purchase displays, finished product samples, color brochures, nationally-syndicated advertising jingles and other commercially produced advertising materials for print, radio and TV media. Although offered, Bullhide's dealers are not required to purchase these marketing materials.

         Bullhide developed and conducts its own proprietary training classes for its dealers, which are designed to enable each shop crew to learn the many aspects of running its business. The program provides hands-on experience in the areas of: masking and preparation, spray molding, machine maintenance, marketing, advertising, shop location, shop layout and design and office support systems. Advanced training is available for licensees interested in going mobile or expanding to other applications of the Bullhide(R) family of products. Advanced training involves learning the basic elements of estimating and contracting, as well as the legal aspects of getting bonded and complying with the regulations involved in a particular state, county or city.

         The key people within Bullhide have years of experience handling situations that their licensees and dealers may encounter. Answers to most operating questions are routinely provided over the phone. Specific product recommendations for an unusual job can be dealt with quickly by experienced personnel. More in-depth questions about the equipment or the material can be referred to in-house equipment engineering and product development departments.

         Technical bulletins are sent regularly to all dealers concerning new product applications,

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

equipment developments, production techniques and unique marketing ideas.

PRODUCTS AND MANUFACTURING

Products

         The Bullhide(R) system consists of a patent pending proprietary polyurethane material and certain technologies for the manufacturing and application of the product. Bullhide's primary products are Bullhide 2000 and QUARRA 2000.

         Bullhide 2000 is the primary product used in the Bullhide(R) system. It is a two- component fast reacting polyurethane elastomer that is 100% solid, surpassing all other known 100% solid linings in the "combined toughness index (PSI tensile strength and elongation). The product is (i) resistant to water, fuels, oils and most chemicals, (ii) available in a variety of colors, (iii) available with either a smooth or non-slip surface, (iii) permanently flexible to -40F, (iv) adheres to virtually anything and (v) retains toughness up to +250F. Other products include Bullhide 1500 and certain primers used to prepare the surface for the Bullhide(R) product.

         QUARRA 2000 is the primary product in the QUARRA(R) product line, which markets industrial formulations of the well-established bed liner products. QUARRA 2000 is a rubbery tough coating (up to 1/4") with extreme abrasion and impact resistance, stretchability and non- slip properties. Applications include parking decks, warehouse floors, shipping docks, rail ore cars, secondary chemical and waste water containment and waterproofing. Other products in the QUARRA(R) line include QUARRA 1500 and QUARRA 2400.

         The heart and the brains of the Bullhide(R) system is the Spray Master 3030. This is a plural component, high volume low pressure spray molding machine. The electronically controlled metering system assures a perfectly "on-ratio" application every time. In conjunction with the new Quarra(R) products, Bullhide developed a high output application machine to shorten the industrial job times. The Spraymaster 3050 is a high-output application machine with four times the output of the 3030 machine and the capacity to coat 10,000 square feet of QUARRA coatings.

Manufacturing and Raw Materials

         The manufacturing of the products is carried out by utilizing strict secrecy and non- disclosure, non-compete agreements with a select number of manufacturers. The manufacturers are involved in producing and marketing other polyurethane products, such as polyurethane foam, not in competition with the end use markets of Bullhide's customers. Multiple manufacturers give Bullhide production capability in various locations and also serve to keep transportation costs as low as possible

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


         The primary raw materials used in the manufacture of Bullhide's products are poly and iso. The raw materials required by Bullhide are obtained from regular commercial sources of supply and, in most cases, multiple sources. The capacity, supply and demand for raw materials are subject to cyclical and other market factors. Under normal conditions, there is no difficulty in obtaining requirements at competitive price. In addition, no shortages have been experienced by Bullhide in obtaining its required raw materials.

PROPRIETARY RIGHTS

         Bullhide has registered its Bullhide(R) and QUARRA(R) trademarks with the United States Patent and Trademark Office. In addition, Bullhide has applied for a patent on its application process.

 MARKET AND CUSTOMERS

Pickup Truck Bedliner Market

         One of Bullhide's primary target markets is the pickup truck protective bedliner market. Accordingly to Automotive Week, more than 3 million pickup trucks were sold in the U.S. in 1997. The market has been growing at an average of 10% a year since 1991 and estimates indicate that there are an additional 11 million trucks on the U.S. highways today that are less than five years old. Since initializing its development in 1992, Bullhide has installed more than 4,000 liners in pickup trucks.

         The primary wholesale customers for Bullhide's pick-up bed liners are the are pickup truck/auto dealers. The auto-truck dealers sell the liner as part of the accessory package at the point of sale of the truck, and can thereby include it as part of the financing package. It is then installed by the local Bullhide shop. Bullhide has developed a sales video which is utilized as part of a point of purchase display. The display contains a photo album, product samples and brochures as well as a video. Other wholesale customers include leasing companies that supply the leasing needs of large fleet customers and local accessory installers. Potential fleet customers include government, businesses with delivery services such as soft drink distributors, construction companies, and lawn care services.

Flooring Market

         In January 1999, Bullhide announced that it had established a firm marketing plan for its QUARRA 2000 products which are primarily sold in the commercial and industrial flooring markets. The potential market is large, being in the tens of millions of square feet. Applications include warehouse floors, shipping docks, secondary chemical and waste water containment as well as waterproofing and more.


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

         Examples of some of the industrial applications are as follows. In January 1999, one of Bullhide's distributors in Florida completed the spraying of a beverage cooler room at Pro Player Stadium in preparation for Super Bowl XXXIII. Bullhide's QUARRA 2000 was sprayed onto the steel floor and walls of the room creating a containment barrier which eliminated the problem of liquid leaking through the floor and onto the seats in the Club Level of the stadium. The flooring also provided some "give" so that the 160 pound kegs no longer buckled the floor when dropped. Another completed job in the industrial flooring arena was the $17,000 slip-resistance kitchen flooring job at a restaurant. This provided a safer working environment as an anti-fatigue work area for employees.

         The City of Spokane, Washington approved the use of Bullhide's Quarra 2000 on pedestrian sidewalks. The approval was based on the anti-skid properties and positive test results over a 3,800 square foot test area. This was followed by a recent government coefficient of Friction Test which was performed according to ASTM (American Standard Testing Method) D 1894. The results show that Bullhide's QUARRA 2000 meets and exceeds these specifications in both the static and kinetic state, as well as wet and dry conditions. Through the American with Disabilities Act, the government stated that flooring materials with a coefficient of Friction measurement above .60 meet the requirements of "non-slip" flooring. Bullhide's Quarra 2000 grades out in the mid .90's and above.

Original Equipment Manufacturers

         OEM or Original Equipment Manufacturers, represent a unique market separate from the bedliner market. At least three potential markets for OEM applications are manufacturers of prefabricated staircase covers, manufacturers of trailers for animal transport and metal boat manufacturers.

         Manufacturers of Prefabricated Staircase Covers. Bullhide is currently being used by a manufacturer who produces Tread-Ex(TM) , a prefabricated staircase cover, designed as a low cost, permanent solution to concrete and wood stairs that are worn and in disrepair. Tread Ex(TM) , which consists of a steel base formed to match existing stairs and landings covered with Bullhide 2000, is applied to existing stairs in multi-family housing condominiums and apartment complexes.

         Horse Trailer and Other Trailer Manufacturers. Bullhide's market research shows that the best way to achieve penetration into this market is by selling the Bullhide(R) system directly to those trailer manufacturers or their largest distributors. There are over 120 trailer manufacturers, excluding semi-truck trailers, in the United States. As in many industries, the top 20 manufacturers control about 80% of the market.

         Cargo trailers and horse trailers can be protected with Bullhide both inside and out. Bullhide's rock guard protection shields the outside of the horse trailers while giving anti-slip coating protection to the wheel covers and fenders. Bullhide has also been used on the trailers'

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

floors to give horses and livestock padding which prevents injuries during transport. Bullhide has demonstrated this application in more than 50 trailers. On the inside, the floor can be totally sealed, so that it is easier to keep clean.

         Boat Manufacturers. Bullhide's market research shows that there are about 55 metal boat manufacturers in the United States. Bullhide(R) has tremendous adhesion to aluminum. It functions as a sound deadener as well as an easily cleanable, anti-slip covering. Since it is decorative as well as functional, Bullhide can be installed on the deck, floor and interior of boats. Bullhide has successfully installed in excess of 30 linings on aluminum boats.

COMPETITION

         Competition in the spray on truck bedliner market is highly concentrated among a small number of suppliers. Management believes that there is only one major competitor called Rhino Linings. The rest of the market is fragmented among several start-up companies, who in the opinion of management have either an inferior product, application equipment and/or technique. All spray application competitors combined have captured no more than 2% of the new truck market and a very minimal part (less than 1%) of the used truck market. Management does not believe that there are direct competitors for industrial uses of its product. Although, there are apoxy paint manufacturers and other coating manufacturers, these do not compete directly with the use of Bullhide as an industrial product.

EMPLOYEES

         As of July 19,1999, Bullhide had approximately four (4) full-time personnel and one (1) part-time employee. Of the full-time personnel, there are two in management, one in research and development, and one in sales. The part-time employee is in technical assistance and training.

ENVIRONMENTAL REGULATION

         Bullhide's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of certain materials, substances and wastes. To Bullhide's knowledge, Bullhide's operations are in substantial compliance with the terms of all applicable environmental laws and regulations as currently interpreted. In addition to Bullhide's knowledge, there are no existing or potential environmental claims against Bullhide, nor has Bullhide received any notification or knowledge of any allegation of any actual, or potential responsibility for, or for any inquiry or investigation regarding, any disposal, release, or threatened release at any location of any hazardous substances generated or transported by Bullhide.

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

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

         The following analysis of Bullhide's results of operation and financial condition should be read in conjunction with Bullhide's financial statements and notes thereto included elsewhere in this Form 10-SB.

Results of Operations

Three Months ended June 30, 1999 ("first quarter of 1999") compared with Three Months ended June 30, 1998 ("first quarter of 1998")

         Total revenues were $459,420 in the first quarter of 1999 compared with $556,823 in the first quarter of 1998, a decrease of 17.5%. This decrease in revenue is attributable to decreased sales of Bullhide's products.

         Costs of sales was $270,384 in the first quarter of 1999 compared with $447,207 in the first quarter of 1998, a decrease of 39.5%. This decrease in cost of sales is due to the decreased production of Bullhide's products during the first quarter of 1999, more efficient operations and more advantageous chemical pricing from a new supplier. Gross profit as a percentage of sales increased from 19.7% in the first quarter of 1998 to 41.2% in the first quarter of 1999.

         General and administrative ("G&A") expenses were $228,603 in the first quarter of 1999 compared with $343,680 in the first quarter of 1998, a decrease of 33.5%. All G&A line item expenses decreased, except employee benefit expenses increased. Employee benefit expenses increased from $3,990 in the first quarter of 1998 to $12,994 in the first quarter of 1999 as a result of Bullhide moving key personnel from Spokane, Washington to South Florida in May 1999. All other expenses decreased as a result of a reorganization including moving corporate headquarters from Spokane, Washington to South Florida in May 1999.

         Thus, Bullhide's loss from operations was $39,567 in the first quarter of 1999 compared with a loss of $234,064 in the first quarter of 1998. Other income in the first quarter of 1999 consisted of a $7,312 gain on the sale of certain assets from the Bullhide shop in Spokane and a $47,681 loss on the abandonment of the Spokane facility.

         As a result of the forgoing, Bullhide's net loss in the first quarter of 1999 was $84,710 compared with a net loss of $238,855 in the first quarter of 1998.

Fiscal Year ended March 31, 1999 ("fiscal 1999") Compared to Fiscal Year Ended March 31, 1998("fiscal 1998")

         Total revenues were $1,686,702 in fiscal 1999 compared with $656,471 in fiscal 1998, an increase of 157%. This increase in revenue is attributable to increased sales of Bullhide's

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

products to an increased number of dealers, 55 at March 31, 1999 versus 25 at March 31, 1998. The Company's sale of its QUARRA product line accounted for only a small portion of the increase in revenues.

         Cost of sales was $1,237,756 in fiscal 1999 compared to $427,954, an increase of 189%. This increase is primarily attributable to the increased sales and the costs involved in signing up new dealers. Gross profit as a percentage of sales decreased to 28.9% in fiscal 1999 from 34.8% in fiscal 1998.

         General and administrative expenses were $1,400,857 in fiscal 1999 compared to $779,099 in fiscal 1998. Operating expenses consisted mainly of payroll, advertising, professional fees and royalty payments. The royalty payments are those due to PolyChem for the purchase of technology rights.

         Thus, Bullhide's loss from operations was $951,911 in fiscal 1999 compared with $546,082 in fiscal 1998. Other income in fiscal 1999 consisted of a $5,000 gain on disposal of certain assets. Other expenses in fiscal 1999 consisted of interest expenses of $30,822.

         As a result of the foregoing, Bullhide's net loss in fiscal 1999 was $977,643 compared with $653,361 in fiscal 1998.

Liquidity and Capital Resources

         Bullhide has financed it working capital requirements primarily with sales of its common stock and by receiving loans from officers, directors and shareholders. Bullhide had negative working capital of $615,159 at March 31, 1999, compared to negative working capital of $203,232 at March 31, 1998. Bullhide's working capital deficit increased greatly during fiscal 1999 as a result of a significant increase in the above-mentioned loans, payroll taxes and payable and accrued stock compensation due to officers, directors and shareholders.

             During fiscal 1999 and 1998, Bullhide raised approximately $1,000,000 of net proceeds in private offerings. Bullhide has also received financing in the form of loans from the Grossman's in the amount of $285,989 in fiscal 1999 and $373,600 in fiscal 1998.

         Net cash used in operating activities increased from $610,033 in fiscal 1998 to $762,743 in fiscal 1999. This increase was primarily due to increased losses and rapid growth. Net cash used in investing activities decreased from $27,477 in fiscal 1998 to $7,269 in fiscal 1999. In fiscal 1998, Bullhide repurchased a franchise for $10,000 and purchased securities for $5,000. Net cash provided by financing activities increased from $643,359 in fiscal 1998 to $765,282 in fiscal 1999.

          As of June 30, 1999, Bullhide had cash on hand of $28,910 and a working capital deficit of $217,132. Net cash used in operating activities during the first quarter of 1999 was $207,349.

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

Net cash used in financing activities during the first quarter of 1999 was $9,460, which resulted from Bullhide's payment of $15,930 of checks in excess of its bank balance offset by proceeds of $6,470 received from the sale of property and equipment. Net cash provided from financing activities during the first quarter of 1999 was $242,844, of which $237,623 came from the sale of common stock and $7,253 from the borrowings on long term debt.

Going Concern Qualification

         Bullhide's financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Bullhide reported net losses of $977,643 and $653,361 in fiscal 1999 and fiscal 1998, respectively. Bullhide has taken several actions to keep itself viable and in existence as a going-concern. On June 30, 1997, the original founders of Bullhide converted their long term debt into common stock. Additionally, in June 1997, Bullhide hired W. Gordon Freeman, as executive vice president of sales and marketing. Mr. Freeman's job was to hire and train a team of independent sale representatives and develop a national marketing plan. On January 27, 1998, Mr. Freeman was promoted to President and on October 14, 1998 to Chief Executive Officer.

         In July 1997, Bullhide completed a private placement of its common stock, which resulted in the issuance of 10,000 units at $5.00 per unit. Bullhide received its symbol to trade on the OTC Bulletin Board on December 17, 1997.

         The expanded marketing efforts of Bullhide resulted in the signing of 55 dealers as of the year ended March 31, 1999, an increase of 30 from March 31, 1998. Recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer.

         During April 1999, Bullhide began the process of restructuring its operations and administration by moving its corporate office from Spokane, Washington to South Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by Mr. Grossman, Bullhide's founder. This restructuring will save the Company in excess of $250,000 in annualized costs. In April 1999, Bullhide was approved to sell up to 2,000,000 shares of common stock under Rule 504 of Regulation D. Management intends to raise up to $850,000 net proceeds during the fiscal year ended March 31, 2000.

Year 2000 Readiness

         Bullhide has completed an assessment of whether its systems and those of third parties which could have a material impact on its business will function properly with respect to dates in 2000 and thereafter. Bullhide has determined that none of its systems require modification.

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

Bullhide believes the only third parties that could have a material impact on its business are the major financial institutions that process its collections of accounts receivables and monthly dues by the electronic payment methods. Bullhide believes these financial institutions are currently working on modifications to their internal systems to insure these systems will function properly with respect to dates in 2000 and thereafter and expects these modifications will be completed in 1999. Bullhide does not anticipate that noncompliance, if any, with Year 2000 of any non- information technology systems, such as embedded micro controllers, will materially or adversely affect its business. Bullhide is currently undertaking an analysis of worst-case scenarios and developing contingency plans to deal with these scenarios.

ITEM 3.           DESCRIPTION OF PROPERTY

         Bullhide's corporate offices and conference centers are located in Deerfield Beach, Florida. Bullhide leases the building facilities from an unrelated third party at a monthly rental rate of approximately $570 per month. The lease is a month-to-month lease, and Bullhide can terminate by giving thirty
(30) days written notice.

         Bullhide moved its corporate office from Spokane, Washington to Deerfield Beach, Florida in April 1999. Bullhide is still obligated to make monthly rental payments in the amount of $4,240.50 per month under its corporate lease in Spokane, Washington, which expires on November 30, 2000. Bullhide is in the process of trying to sublease this space.

ITEM 4.

                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

         The following table sets forth information with respect to the number of shares of Common Stock beneficially owned by (i) each director of Bullhide,
(ii) the executive officers named in the Summary Compensation Table, (iii) all directors and officers of Bullhide as a group and (iv) each shareholder known by Bullhide to be a beneficial owner of more than 5% of any class of Bullhide's voting securities as of July 15, 1999. Except as otherwise indicated, each of the shareholders listed below has voting and investment power over the shares beneficial owned and the address of each beneficial owner is c/of Bullhide, 10 Fairway Drive, Suite 211, Deerfield Beach, Florida 33441. As of July 15, 1999, Bullhide had 10,612,051 shares of its common stock issued and outstanding. An asterisk indicates beneficial ownership of less than 1% of the outstanding Bullhide common stock.

Name of Individuals or Number                        Amount and Nature of
of Persons in Group                                  Beneficial Ownership         Percentage of Class
-------------------                                  --------------------         -------------------
Ronald Grossman                                      3,734,580(1)                       35.2
Cheryle Hart Grossman                                3,684,580(1)                       34.7

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



W. Gordon Freeman                                       628,690                          5.9
Jeff Welsh                                              982,574(2)                       9.3
Jack Bertoglio                                           50,000                            *
H. Logan Pierson                                        821,246                         35.2
Danny E. Robertson                                      300,000                          2.8
Cecil C. and Judith F. Ram                              625,800                          5.9
All Officers and Director s
As a Group (7 persons)                                6,517,090(3)                      61.4

(1) Ronald Grossman and Cheryle Hart Grossman are husband and wife and 3,684,580 shares of Bullhide's common stock are held in their joint name.

(2) Includes 205,000 shares held by The Southern Companies and 777,574 shares held by Southern Financial Services, Inc., companies that are controlled by Mr. Welsh.

(3) The 3,684,580 shares of common stock owned by Ronald Grossman and Cheryle Hart Grossman referred to in footnote 1 are only counted once in calculating the total in order to avoid a misleading total.


ITEM 5.           DIRECTORS AND EXECUTIVE OFFICERS

         The directors and executive officers of Bullhide are:

         Name                               Age                        Position
         ----                               ---                        --------
         Ronald Grossman                    42                         Chairman, Chief Technology Officer
         W. Gordon Freeman                  55                         Chief Executive Officer
         Charles Tokarz                     53                         Chief Financial Officer,Treasurer
         Jack Bertoglio                     64                         Director
         Jeffrey Welsh                      48                         Director
         H. Logan Pierson                   45                         Director
         Danny E. Robertson                 54                         Director

         Ronald Grossman, has served as Chairman of Bullhide since its formation in April 1993 and as its Chief Technology Officer since October 1998. He also served as President from April 1993 until January 23, 1998 and as Chief Executive Officer from April 1993 until October 1998. He has worked in the high performance coatings field since 1978. Mr. Grossman has developed the current line of Bullhide's products and is responsible for research and development of future products. Mr. Grossman has a Master of Science degree in Polymer Science and Engineering from the University of Massachusetts and a Bachelor of Science degree in Business Management from Arizona State University.

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


         W. Gordon Freeman has served as a Director since July 1997 and as Bullhide's Chief Executive Officer since October 1998. He also served as Bullhide's Chief Operating Officer from January 1998 to October 1998. Mr. Freeman started his career in the automotive industry in 1968 with General Motors. After fifteen years and eight progressive promotions he was the National Director of Sales for GM's insurance division, Motors Insurance Corporation. He left GM in 1984 to develop his own consulting firm. In 1992, he became Vice President of Sales for Jim Moran and Associates, a subsidiary of Southeast Toyota, where he recruited and developed a sales staff that increased their customer base from 450 to 1,023 active dealers in five years.

         Charles Tokarz has served as the Chief Financial Officer and Treasurer of Bullhide since October 1998. He is a CPA and has over twenty years of business, financial and financial planning experience. His prior professional experience includes responsibilities as Chief Financial Officer and Treasurer for a publicly traded wholesale distributor, Vice President of Finance for a developer and manager of elderly housing and nursing home facilities, Vice President and Controller for two developers of luxury condominiums and office buildings, Controller of a country club owned by a NYSE company, and as President of a small NASD broker/dealer specializing in equity funding for real estate projects. Having served four years as a United States Navy air crewman, Mr. Tokarz has a BS Degree and an MBA from the University of Massachusetts.

         Jack Bertoglio has served as a Director of Bullhide since May 1998. He has a distinguished 40 year career as an owner of, and investor in, major corporations. In 1959 he founded Kansas Quality Construction, Inc. and Starlight Homes, Inc. as vehicles to participate in multi-family residential construction. When he sold his companies to Redman Industries (a NYSE listed company) in 1969, he was operating in 25 states and building 2,000 units per year. He has participated in a many investments in U.S. real estate of every type, including land development, office, retail, industrial and single use. In the early 1990's he was a major financial partner with Bankers Services Group, Inc., which acquired significant loans, real estate and other assets from the Federal Deposit Insurance Corporation and the Resolution Trust Corporation. He holds (or has held) Board seats on many prominent Boards of Directors and/or Trustees, including Eckerd College, the World Business Council, the Young Presidents Organization, the Forty Niner's Organization, the Boy Scouts of America, Junior Achievement and most of the public and private companies in which he has invested.

         Jeffrey Dale Welsh has served as a Director of Bullhide since January 1998. Mr. Welsh is the founder and President of Southern Financial Services, Inc., which facilitates equity financing for small and medium sized companies. He practiced law in New York for approximately thirteen years, with an emphasis on securities law. Mr. Welsh is a graduate of the U.S. Naval Academy, having served in the U.S. Navy for five years. He is also a graduate of the University of Pittsburgh School of Law.

         H. Logan Pierson has served as a Director since March 1997. Mr. Pierson has over 18 years of experience in the auto industry, including positions as Vice President of Sales and Leasing and Vice President of Corporate Affairs for Southeast Toyota, a regional auto distributorship for 161 Toyota dealerships in the Southeastern U.S. He is also an owner and operator of Bullhide's first Master Dealership.

         Danny E. Robertson has served as a director since June 15, 1999. Mr. Robertson was the co-founder, director, officer and business advisor of Access Conference Call Service ("Access"). He is responsible for growing Access from one employee in 1987 to 120 employees in 1997, with gross sales of $13 million. Having qualified for Inc.'s list of 500 fastest growing companies, with a growth rate of 1025% over five (5) years, Access was positioned for the next level of growth. Recently, Access was sold as part of a roll-up. A certified public accountant, Mr. Robertson has, from 1971 through 1999, served as Chief Financial Officers and/or Senior Vice President, Finance & Administration, for the National Machine Tool Builders' Association, the National Association of Retail Druggists, the Aluminum Association, Inc. and most recently, the Printing Industries of American, Inc. At Bullhide, we will use his expertise in the areas of financial forecasts and the management of liquid and fixed assets. he will also head Bullhide's Finance and Audit Committee.

         Directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. Bullhide intends to institute a program whereby it grant each Board Member 50,000 shares of Bullhide's common stock and 50,000 shares on the anniversary date of each year of service.

ITEM 6.           EXECUTIVE COMPENSATION

         The Summary Compensation Table sets forth compensation paid by Bullhide for the three fiscal years ended March 31 for services in all capacities for its CEO and President. No other principal executive officer received a total annual salary and bonus from Bullhide which exceeded $100,000.

                                                                                        Other
Name and Position                   Year             Salary          Bonus            Compensation
-----------------                   ----             ------          -----            ------------
Ronald Grossman                     1999             $ 86,500(1)         0              84,265(2)
Chairman and                        1998             $ 60,000(1)         0              27,863(2)
                                    1997             $      0            0                   0

W. Gordon Freeman                   1999             $170,500(3)   $45,050(4)                0
                                    1998             $144,000            0                   0
                                    1997             $144,000            0                   0

(1) Includes stock awarded to Mr. Grossman his service as a director of Bullhide during fiscal 1999. Mr. Grossman received 50,000 shares of Bullhide's common stock on February 24, 1999 and the fair market value of Bullhide's stock on the date of the grant was $ 0.53 per share. (2) Represents royalty payments that Mr. Grossman received in fiscal 1999 and fiscal 1998 under a royalty agreement between Bullhide and PolyChem corporation, a company which is solely owned by Mr. Grossman and his wife. (3) Includes stock awarded to Mr. Freeman for his service as a director of Bullhide during fiscal

1999. Mr. Freeman received 50,000 shares of Bullhide's common stock on February 24, 1999 and the fair market value of Bullhide's stock on such date was $0.53 per share. (4) Includes 85,000 shares awarded to Mr. Freeman as a bonus on February 24, 1999 and the fair market value of Bullhide's stock on such date was $0.53 per share.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On June 30, 1997, Bullhide purchased certain technology rights for the materials used in the pickup truck bedliner process from PolyChem Corporation, a company owned solely owned by Ronald Grossman, Bullhide's Chairman and Chief Technology Officer. Under the terms of the purchase agreement, Bullhide will pay PolyChem Corporation a royalty based on five percent of total gross revenues of the Company to a maximum of $200,000. Under the terms of the purchase agreement, Bullhide is scheduled to make a royalty payments of $166,500 in fiscal 2000.

         In June 1997, Bullhide planned to raise capital in a private offering. Prior to commencing the private offering, Bullhide wanted to covert certain debts into equity in order to reflect the true financial status of Bullhide. On October 20, 1993, Ronald Grossman and Cheryle Hart Grossman advanced $352,961 to Bullhide. The Grossman's converted this debt into restricted common stock at the rate of $1.00 per share, reflecting a discount over its issue price to reflect the current risk of collection associated with the debt.

         Bullhide was also indebted to various credit card companies in the total amount of $51,690. Ronald Grossman and Cheryle Grossman assumed the credit card debt personally in return for Bullhide issuing them 147,686 shares of restricted common stock valued at $.35 per share.

         Bullhide was also indebted to PolyChem Corporation, a company solely owned by Mr. Grossman, in the amount of $54,270 for previous product purchases. PolyChem Corporation converted this debt into restricted stock at the rate of $.35 per share and was issued 155,914 shares of Bullhide's restricted common stock.

         During December 1998, Bullhide borrowed 78,000 shares of Bullhide's common stock from PolyChem Corporation, a corporation which is 100% owned by Mr. Grossman. Bullhide sold the stock and received net proceeds of $37,744. As repayment to Poly Chem Corporation, Bullhide issued 85,800 shares of its common stock to Poly Chem Corporation on February 24, 1999.

         Ron Grossman has advanced an aggregate of $157,405 dollars to Bullhide. These loans are evidenced in a $118,276 promissory note dated March 31, 1998 bearing interest at the rate of eight (8%) per annum and a $39,129 promissory note dated December 31, 1998 bearing interest at the rate of twelve (12%) per annum. The $118,276 promissory note is a demand note and interest is payable annually on March 31. The principal and interest under the $39,129 promissory note are due on June 30, 2000.


ITEM 8.           DESCRIPTION OF SECURITIES

         Bullhide's authorized capital stock consists of 50,000,000 shares of Common Stock, $.001 par value and 5,000,000 shares of Preferred Stock, $1.00 par value. As of July 15, 1999, 10,612,051 shares of Common Stock and 60,000 of Preferred Stock were issued and outstanding.

COMMON STOCK

         The holders of the Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of Bullhide, the holders of the Common Stock are entitled to receive the net assets of Bullhide in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding. The holders of Common Stock do not have any preemptive right to subscribe for or to purchase any shares of any class of stock. The outstanding shares of Common Stock and the shares offered hereby will not be subject to further call or redemption and will be fully paid and nonassessable.

PREFERRED STOCK

         Bullhide's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock in one or more series, and to fix by resolutions, conditional, full, limited or no voting powers and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including the number of shares in such series (which the Board may increase or decrease as permitted by Washington law), liquidation preferences, dividends rates, conversion or exchange rights, redemption provisions of the shares constituting any series, and such other special rights and protective provisions with respect to any class or series as the Board may deem advisable without any further vote or action by the shareholders. Any shares of Preferred Stock so issued would have priority over the Common Stock with respect to dividend or liquidation rights or both and could have voting and other rights of shareholders. Bullhide has no present plans to issue shares of Preferred Stock.

         Bullhide has issued one class of Series A Preferred Stock. Holders of the Series A Preferred Stock have equal voting rights with common stockholders and is redeemable at the option of Bullhide at $1 per share. As of July 15, 1999, Bullhide has not exercised the option to redeem any of the Preferred Stock. Upon liquidation, the holders of the Series A Preferred Stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common shareholders.

CERTAIN WASHINGTON LEGISLATION

         Washington has enacted legislation that may deter or frustrate takeovers of Washington corporations. The WBCA imposes restrictions on certain transactions between a corporation and certain "Interested Shareholders." First, subject to certain exceptions, a merger, share exchange, sale of assets other than in the regular course of business or dissolution of a corporation involving an Interested Shareholder owning beneficially 20% or more of the corporation's voting securities must be approved by the holders of two-thirds of the corporation's outstanding voting securities, other than those of the Interested Shareholder. This restriction does not apply if the consideration received as a result of the transaction by the noninterested shareholders is not less than the highest consideration by the Interested Shareholders for shares of the corporation's stock during the preceding two years or if the transaction is approved by a majority of directors who are not affiliated with the Interested Shareholder. A Washington corporation, may, in its articles of incorporation, exempt itself from coverage of this provision; however, Bullhide has not done so.

         Washington law prohibits a "target corporation," with certain exceptions, from engaging in certain "significant business transactions" with a person or group of persons who beneficially own 10% or more of the voting securities of a target corporation (an "Acquiring Person") for a period of five years after the acquisition of such securities, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the date of the acquisition. Significant business transactions include, among others, merger or consolidation with, disposition of assets to or with, or issuance or redemption of stock to or from, the Acquiring Person, termination of 5% or more of the employees of the target corporation employed in Washington State as a result of the Acquiring Person's acquisition of 10% or more of the shares or allowing the Acquiring Person to receive any disproportionate benefit as a stockholder. Target corporations include domestic corporations with their principal executive offices in Washington, and either a majority or over 1,000 of their employees resident in Washington. Bullhide does not meet these standards, and is not subject to this statute. A corporation may not "opt out" of this statute. This statue exempts shares acquired prior to March 23, 1988.


TRANSFER AGENT

         Bullhide's Transfer Agent is Florida Atlantic Stock Transfer, 7130 Nob Hill Road, Tamarac, Florida 33321.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRATION'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         Bullhide's common stock is traded in the over the counter market under the symbol "BULH". The following table set forth the high and low bid prices, as reported by the National Quotation Bureau, Inc. for Bullhide's Common Stock for the calendar periods indicated. These quotations reflect intermediate prices, without retail mark-ups, mark-downs or commissions, and may not represent actual transactions. Bullhide's common stock began trading in the OTC Bulletin Board on December 11, 1997, so information is provided beginning in the first quarter of 1998.

Quarter Ended                               High Bid                            Low Bid
-------------                               --------                            -------
March 31, 1998                              1.625                               1.0625
June 30, 1998                               1.59375                             1.0625
September 30, 1998                          1.4375                              1.01
December 31, 1998                           1.25                                0.40625

March 31, 1999                              0.7813                              0.3750
June 30, 1999                               0.7900                              0.2813

         Prior to December 11, 1997, Bullhide's common stock was traded privately and there was not active trading market for its common stock.

         The approximate number of common stockholders of record of Bullhide's common stock as of July 15, 1999 was 55.

DIVIDEND POLICY

         Bullhide has never paid cash dividends on its Common Stock. Payment of dividends will be within the sole discretion of Bullhide's Board of Directors and will depend, among other factors, upon earnings, capital requirements and the operating and financial condition of Bullhide. At the present time, Bullhide's anticipated financial capital requirements are such that it intends to follow a policy of retaining earnings in order to finance the development of its business.

ITEM 2.           LEGAL PROCEEDINGS

         Bullhide is involved in one legal proceeding which is incidental to the conduct of its business. Bullhide does not believe that this proceeding will have a material adverse effect on Bullhide.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         During the last two fiscal years, Bullhide has not had any changes in or disagreements with its accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

         The following sets forth the Company's sale of securities during the last three years, which securities were not registered under the Securities Act of 1933, as amended (the "Securities Act"). No underwriters were employed with respect to the sale of any of the securities listed below. All shares were issued in reliance on Section 4(2) and/or Section 3(b) of the Securities Act.

         1. Prior to commencing a private offering of its common stock in 1997, on June 30, 1997, Bullhide converted certain debts into equity. The Grossmans converted a loan in the amount of $352,961 into 352,961 shares of Bullhide's common stock. The conversion rate of $1.00 per share reflected a discount over Bullhide's issue price to reflect the current risk of collection associated with the debt. Bullhide also has a debt to certain credit card companies in the total amount of $51,690. The Grossmans were willing to assume the credit card debt personally in exchange for 147,686 shares of restricted common stock valued at $.35 per share. Bullhide was also indebted to PolyChem Corporation in the amount of $54,270. PolyChem Corporation agreed to convert this debt into restricted stock at the rate of $.35 per share and issued 155,914 shares of its restricted common stock to PolyChem.

         Inasmuch as the Grossmans were knowledgeable, sophisticated and have access to comprehensive information about Bullhide, the shares of common stock were issued to the Grossmans and Poly Chem Corporation in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

         2. The Company completed a private placement of its common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. As of July 10, 1998, all warrants were exercised and the Company received net proceeds of $783,629. The offering and sale of the units was made in reliance on Regulation D - Rule 504 of the Securities Act of 1933, as amended. The Units were only offered and sold to accredited investors or persons who represented that they had no need for liquidity in their investment and have adequate financial resources to withstand a total loss on their investment.

         3. On March 29, 1999, Bullhide's Directors authorized Bullhide to take the steps necessary to conduct a Regulation D - Rule 504 Offering, consisting of 2,000,000 shares of free trading common stock at $.50 per share. The offering was completed on April 5, 1999. Southern Financial Services, Inc. ("SFS") purchased all 2,000,000 shares in this offering. SFS paid for these shares by executing a promissory note bearing interest at the rate of 12% per annum which was originally due and payable on June 29, 1999. Bullhide agreed to extend the maturity date of the note until December 18, 1999. In connection with this transaction, SFS also signed a collateral assignment, dated April 1, 1999, pledging the 2,000,000 shares as collateral. The offering and sale of the was made in reliance on Regulation D - Rule 504 of the Securities Act of 1933, as amended.

         4. On February 24, 1999, Bullhide issued 736,000 shares of its common stock to its officers, directors, consultants, employees and lenders as consideration for services rendered to Bullhide. The shares were issued to:

                                                                 Number of
         Name of Recipient                                    Shares Received
         -----------------                                    ---------------

         Donald M. Whaley                                             7,500
         Ronald R. Sanders                                            8,000
         Ronald Grossman                                             50,000
         H. Logan Pierson                                           100,000
         Jack Bertoglio                                              50,000
         The Southern Companies, Inc.                               205,000
         W. Gordon Freeman                                          135,800
         Charles Tokarz                                               8,700
         PolyChem Corporation                                        85,800
         Cecil C. Ram and
         Judith F. Ram, joint tenants                                85,800

         Inasmuch as the officers, directors, consultants, employee and lenders were knowledgeable, sophisticated or had access to comprehensive information about Bullhide, such transactions were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and set forth the restrictions on their transferability and sale.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Bullhide's Bylaws provide for indemnification of directors, officers and others. The general effect of the Bylaws provision is to indemnify any officer, director, employee or agent against any liability arising from any action or suit to the fullest extent permitted by the WBCA.

FINANCIAL STATEMENTS AND EXHIBITS

AUDITED FINANCIAL STATEMENTS FOR MARCH 31, 1999 AND 1998

Independent Auditors' Report                                           F-2
Balance Sheet                                                          F-3-F-4
Statement of Operations                                                F-5-F-6
Statements of Change in Stockholders' Equity                           F-7
Statements of Cash Flows                                               F-8
Notes to Financial Statements                                          F-9-F-19

UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 1999 AND JUNE 30, 1998

Balance Sheet                                                          F-20-F-21
Statement of Operations                                                F-22
Statements of Cash Flows                                               F-23
Statements of Change in Stockholders' Equity                           F-24
Notes to Financial Statements                                          F-25-F-33

                                    PART III

ITEM 1.           INDEX TO EXHIBITS

         2.1 Articles of Incorporation of Bullhide filed with the Washington Secretary of State on April 2, 1993.

         2.2 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on January 24, 1994.

         2.3 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on June 8, 1994.

         2.4 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on December 26, 1996.

         2.5 Amendment to Articles of Incorporation of Bullhide filed with the Washington Secretary of State on June 8, 1999.

         2.6      Bylaws, as amended

        10.1 Manufacturing/Licensing Agreement dated January 1, 1994, by and between PolyChem Corporation and The Bullhide Liner Corporation.

        10.2 Lease for the office and conference center in Spokane, Washington

        10.3      Lease for the East Coast sales office in Boca Raton, Florida

        27.1      Financial Data Schedule for the fiscal year ended March 31,
                  1999

        27.2      Financial Data Schedule for the first quarter ended June 30,
                  1999

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, Bullhide caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized on this 28th day of September, 1999.

                                     THE BULLHIDE CORPORATION.

                                     /s/ W. Gordon Freeman
                                     ---------------------
                                     W. Gordon Freeman, Chief Executive Officer

          THE BULLHIDE LINER CORPORATION
          ------------------------------



          Financial Statements and
          Independent Auditors' Report

          March 31, 1999 and 1998

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Contents
--------------------------------------------------------------------------------



                                                                     Page
                                                                     ----

INDEPENDENT AUDITORS' REPORT                                          F-2


FINANCIAL STATEMENTS:

   Balance sheets                                                   F-3 - F-4

   Statements of operations                                         F-5 - F-6

   Statements of stockholders' equity (deficit)                       F-7

   Statements of cash flows                                           F-8

   Notes to financial statements                                   F-9 - F-19

                          INDEPENDENT AUDITORS' REPORT



Board of Directors
The Bullhide Liner Corporation
Spokane, Washington


We have audited the accompanying balance sheets of The Bullhide Liner Corporation as of March 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Bullhide Liner Corporation as of March 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 13 to the financial statements, the Company's recurring losses from operations and limited capital resources raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Le Master & Daniels PPLC

Spokane, Washington
May 28, 1999




--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Balance Sheets
--------------------------------------------------------------------------------



                                                                   March 31,
                                                                   ---------
                                                              1999         1998
                                                              ----         ----

Assets

CURRENT ASSETS:

   Cash                                                      $  2,875   $  7,595
   Accounts receivable, net of allowance for doubtful
      accounts of $20,000 and $25,000, respectively           111,461     44,116
   Inventory                                                   49,219     72,810
   Investments                                                   --        5,000
   Prepaid expenses and deposits                                 --          522
                                                             --------   --------
          Total current assets                                163,555    130,043
                                                             --------   --------

FURNITURE AND EQUIPMENT:

   Cost                                                       147,483    128,517
      Less accumulated depreciation                            78,177     58,476
                                                             --------   --------
                                                               69,306     70,041
                                                             --------   --------

OTHER ASSETS:

   Mississippi franchise repurchase                            10,000     10,000
   Systems development                                         46,830     46,830
   Trademark                                                    1,450      1,450
                                                             --------   --------
                                                               58,280     58,280
   Less accumulated amortization                               25,954     21,235
                                                             --------   --------
                                                               32,326     37,045
                                                             --------   --------


                                                             $265,187   $237,129
                                                             ========   ========



See accompanying notes to financial statements.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                                 Balance Sheets
--------------------------------------------------------------------------------



                                                                                                            March 31,
                                                                                                            ---------
                                                                                                      1999           1998
                                                                                                      ----           ----

Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES:

   Accounts payable                                                                             $    195,582   $     136,749
   Checks issued in excess of bank balance                                                            15,930          14,233
   Accrued taxes                                                                                      72,487          14,667
   Accrued payroll and employee benefits                                                               4,144           8,560
   Accrued expenses                                                                                   95,960           -
   Accrued interest                                                                                   31,825           7,891
   Royalty payable                                                                                    73,628          22,863
   Customer deposits                                                                                  22,650          66,834
   Current obligations under capital lease                                                             7,508           -
   Current maturities of long-term debt                                                              259,000          61,478
                                                                                                ------------   -------------
          Total current liabilities                                                                  778,714         333,275

OBLIGATIONS UNDER CAPITAL LEASE                                                                       12,119           -

LONG-TERM DEBT, less current maturities                                                              172,921         130,968
                                                                                                ------------   -------------
          Total liabilities                                                                          963,754         464,243
                                                                                                ------------   -------------

STOCKHOLDERS' EQUITY (DEFICIT):

   Common stock--50,000,000 shares, $.002 par value, authorized;
      7,875,451 and 7,171,451 shares issued and outstanding, respectively                             15,751          14,343
   Preferred stock--1,000,000 shares, $1.00 par value, authorized;
      60,000 shares issued and outstanding                                                            60,000          60,000
   Additional paid-in capital                                                                      1,552,872       1,048,090
   Retained earnings (deficit)                                                                    (2,327,190)     (1,349,547)
                                                                                                ------------   -------------
          Total stockholders' equity (deficit)                                                      (698,567)       (227,114)
                                                                                                ------------   -------------




                                                                                                $    265,187   $     237,129
                                                                                                ============   =============




--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Statements of Operations
--------------------------------------------------------------------------------



                                                               Years Ended
                                                                March 31,
                                                                ---------
                                                          1999           1998
                                                          ----           ----

SALES                                                 $ 1,686,702    $   656,471

COST OF SALES                                           1,237,756        427,954
                                                      -----------    -----------

GROSS PROFIT                                              448,946        228,517

CONSULTING FEE REVENUE FROM RELATED PARTY                    --            4,500
                                                      -----------    -----------
                                                          448,946        233,017

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
   Advertising                                             85,001         65,869
   Trade shows and exhibits                                13,477         16,113
   Marketing                                               36,615         13,601
   Travel, lodging and auto                                40,099         31,235
   Travel, meals                                            7,831           --
   Postage and shipping                                    86,436         21,417
   Salaries and wages                                     492,407        320,915
   Payroll taxes                                           41,737         27,326
   Temporary labor                                          6,158           --
   Employee benefits                                       37,005         18,249
   Consulting fees                                         17,658           --
   Taxes and licenses                                      11,747            647
   Vehicle expense                                          6,328          4,135
   Directors' fees                                         36,000           --
   Dues and subscriptions                                   1,480          1,782
   Fines and penalties                                     14,429           --
   Legal and professional fees                             99,814         36,353
   Dealer training                                          1,531           --
   Office supplies                                         14,571         11,696
   Shop supplies                                           34,493         23,312
   Research and development                                55,583           --
   Rent                                                    58,844         38,702
   Repairs and maintenance                                  1,703           --
   Utilities                                               51,528         35,717
   Insurance                                               21,869           --
   Depreciation                                            19,701         17,352
   Amortization                                             4,719          4,717
   Bad debts                                                8,172         41,278
   Bank fees                                                8,963           --
   Royalties                                               84,265         27,863
   Equipment rental                                         2,329           --
   Other                                                   (1,636)        20,820
                                                      -----------    -----------
                                                        1,400,857        779,099


See accompanying notes to financial statements.
--------------------------------------------------------------------------------


                                      F-5




The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Statements of Operations (Continued)
--------------------------------------------------------------------------------



                                                               Years Ended
                                                                 March 31,
                                                                 ---------
                                                            1999           1998
                                                            ----           ----

LOSS FROM OPERATIONS                                  $   (951,911)  $ (546,082)
                                                          --------     --------

OTHER INCOME (EXPENSE):
   Interest income                                              90         --
   Gain (loss) on disposal of assets                         5,000         (957)
   Loss on franchise repurchase                               --        (76,203)
   Interest expense                                        (30,822)     (30,119)
                                                          --------     --------
                                                           (25,732)    (107,279)

NET LOSS                                              $   (977,643)  $ (653,361)
                                                      ============   ==========


See accompanying notes to financial statements.
--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Statements of Stockholders' Equity (Deficit)
--------------------------------------------------------------------------------



                                                                  Common Stock
                                                                  ------------
                                                            Shares
                                                         Issued and
                                                         Outstanding     Amount
                                                         -----------     ------

BALANCES (DEFICIT), MARCH 31, 1997                        5,618,000    $  11,236

ADD (DEDUCT):

   Issuance of common stock                                 896,890        1,794
   Stock offering costs                                        --           --
   Issuance of common stock on conversion of debt           656,561        1,313
   Contributed capital                                         --           --
   Net loss                                                    --           --
                                                          ---------    ---------

BALANCES (DEFICIT), MARCH 31, 1998                        7,171,451       14,343

ADD (DEDUCT):

   Issuance of common stock                                 704,000        1,408
   Net loss                                                    --           --
                                                          ---------    ---------

BALANCES (DEFICIT), MARCH 31, 1999                        7,875,451    $  15,751
                                                          =========    =========


(restubbed table)

-------------------------------------------------------------------------------------------------------------------


                                                              Years Ended March 31, 1999 and 1998
-------------------------------------------------------------------------------------------------------------------
                                                              Preferred Stock
                                                              ---------------
                                                                  Shares                    Additional      Retained
                                                                Issued and                    Paid-in       Earnings
                                                                Outstanding      Amount       Capital       (Deficit)        Total
                                                                -----------      ------       -------       ---------        -----

BALANCES (DEFICIT), MARCH 31, 1997                                 60,000   $    60,000   $   172,803    $  (696,186)   $  (452,147)

ADD (DEDUCT):

   Issuance of common stock                                          --            --         478,932           --          480,726
   Stock offering costs                                              --            --        (126,254)          --         (126,254)
   Issuance of common stock on conversion of debt                    --            --         457,609           --          458,922
   Contributed capital                                               --            --          65,000           --           65,000
   Net loss                                                          --            --            --         (653,361)      (653,361)
                                                              -----------   -----------   -----------    -----------    -----------

BALANCES (DEFICIT), MARCH 31, 1998                                 60,000        60,000     1,048,090     (1,349,547)      (227,114)

ADD (DEDUCT):

   Issuance of common stock
   Net loss
                                                                     --            --         504,782           --          506,190
                                                                     --            --            --         (977,643)      (977,643)
BALANCES (DEFICIT), MARCH 31, 1999                                   --            --            --             --             --

                                                                   60,000   $    60,000   $ 1,552,872    $(2,327,190)   $  (698,567)
                                                              ===========   ===========   ===========    ===========    ===========




See accompanying notes to financial statements.
--------------------------------------------------------------------------------
                                      F-7

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Statements of Cash Flows
--------------------------------------------------------------------------------



                                                                                                          Years Ended
                                                                                                           March 31,
                                                                                                           ---------
                                                                                                     1999           1998
                                                                                                     ----           ----

Increase (Decrease) in Cash


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                                      $   (977,643)      $(653,361)
   Adjustments to reconcile net loss to net cash
      used in operating activities:
         Gain on sale of investment                                                                    (5,000)         -
         Bad debts                                                                                      8,276         41,278
         Loss on disposal of assets                                                                     -                957
         Depreciation and amortization                                                                 24,421         22,069
         (Increase) decrease in assets:
           Receivables                                                                                (75,621)        (1,096)
           Inventory                                                                                   23,591        (69,280)
           Prepaid expenses and deposits                                                                  522          1,059
           Franchise fee receivable                                                                     -              4,780
         Increase (decrease) in liabilities:
           Accounts payable                                                                            58,833         72,406
           Payable to related party                                                                     -            (96,467)
           Accrued taxes                                                                               57,819          6,317
           Accrued expenses                                                                            95,960          -
           Customer deposits                                                                          (44,184)        44,984
           Royalty payable                                                                             50,765         22,863
           Accrued payroll and employee benefits                                                       (4,416)         7,223
           Accrued interest                                                                            23,934        (13,765)
                                                                                                  -----------   ------------
              Net cash used in operating activities                                                  (762,743)      (610,033)
                                                                                                  -----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from sale of available-for-sale securities                                                 10,000          -
   Checks issued in excess of bank balance                                                              1,697         14,233
   Repurchase of franchise                                                                              -            (10,000)
   Purchase of available-for-sale securities                                                            -             (5,000)
   Purchases of property and equipment                                                                 (2,066)       (26,710)
                                                                                                  -----------   ------------
              Net cash provided by (used in) investing activities                                       9,631        (27,477)
                                                                                                  -----------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                                                            $506,190       $480,726
   Stock offering costs paid                                                                            -           (120,266)
   Stockholder contributed capital                                                                      -             65,000
   Stockholders' loan                                                                                 279,415        291,200
   Borrowings on long-term debt                                                                         6,574         82,400
   Principal payments to stockholders                                                                   -            (65,169)
   Principal payments on long-term debt and lease obligations                                         (43,787)       (90,533)
                                                                                                  -----------   ------------
           Net cash provided by financing activities                                                  748,392        643,358
                                                                                                  -----------   ------------

NET INCREASE (DECREASE) IN CASH                                                                        (4,720)         5,848

CASH, BEGINNING OF YEAR                                                                                 7,595          1,747
                                                                                                  -----------   ------------

CASH, END OF YEAR                                                                                 $     2,875   $      7,595


Supplemental Disclosures:
   Cash paid for interest                                                                         $     6,888   $     43,884
   Cash paid for income taxes                                                                           -              -

Schedule of Noncash Investing and Financing Activity:
   Related-party debt and accrued interest converted to common stock                                    -            458,922
   Fixed assets acquired through long-term capital lease                                               16,900          -



See accompanying notes to financial statements.
--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
--------------------------------------------------------------------------------


Organization:

The Company has granted franchises for the operation of pickup truck bed liner spray application shops initially targeted for the pickup truck bed liner market. In July 1996, the Company discontinued the sale of franchises for the operation of pickup truck bed liner spray application shops. Subsequent to July 1996, the Company commenced selling dealerships under exclusive licensing agreements and expanded into the industrial flooring market. As of March 31, 1999, the Company has sold fifty-five dealerships and has three operating franchises. The Company grants credit to customers for sales of equipment and materials throughout the United States. In addition, the Company operates a pickup truck bed liner spray application shop in Spokane, Washington.

Summary of Significant Accounting Policies:

a. Method of accounting -- The Company prepares its financial statements on the accrual method of account ing, recognizing income when earned and expenses when incurred.

b. Accounts receivable -- The Company provides an allowance for doubtful accounts based upon historical experience and a review of current receivables.

c. Inventory -- Inventory is stated at the lower of cost (determined on the first-in, first-out method) or market.

d. Furniture and equipment -- Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, accelerated methods are used.

e. Intangible assets -- Intangible assets subject to amortization include system development costs and logo/trademark development costs. System costs are being amortized using the straight-line method over the estimated life of 10 years. Logo/trademark costs are being amortized on a straight-line basis over 40 years.

f. Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Sales -- Spray application equipment is manufactured to customer specifications and is recorded as a sale when the equipment is shipped.

h. Advertising costs -- Advertising (marketing) costs are expensed as incurred. Advertising expense was $85,001 and $65,869 for the years ended March 31, 1999 and 1998, respectively.




--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 2 -- INVENTORIES:
--------------------------------------------------------------------------------


Inventories consisted of the following:

                                                  March 31,
                                                  ---------
                                              1999       1998
                                              ----       ----

   Raw materials                           $  37,991   $  50,196
   Machine parts                               6,398       7,667
   Dealer marketing materials                  4,830      14,947
                                           ---------   ---------

                                           $  49,219   $  72,810
                                           =========   =========


The Company's raw materials consist of polyurethane resins. There was no work in process production of materials at year end. Production of spray application equipment was outsourced during the fiscal year ended March 31, 1999.


NOTE 3 -- FRANCHISING OPERATIONS:
--------------------------------------------------------------------------------


a. Significant commitments and obligations -- The Company is obligated in accordance with the terms of each franchisee's respective franchise agreement to provide the following supervision assistance and services: site location, spray application training, operations manual, and advertising literature. In addition, franchisees are required to purchase inventory from the Company.

b. Franchise activity -- The number of franchises sold and in operation during each of the years ended March 31, 1999 and 1998, was three. Current active franchises are located in Colorado, Canada, and Saudi Arabia.

c. Franchise fees -- Initial franchise fees were recorded as revenue when all the significant services relating to the franchise sale had been performed by the Company.

d. Royalty -- Each franchisee is required to pay a monthly royalty based on sales, commencing one year after the franchise opens for business. The Company has waived its right to receive royalties from franchisees through March 31, 1999.



--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 4 -- FURNITURE AND EQUIPMENT:
--------------------------------------------------------------------------------


A summary of furniture and equipment follows:

                                                        March 31,
                                                        ---------
                                                    1999        1998
                                                    ----        ----

   Leasehold improvements                       $    20,231  $    20,231
   Office furniture                                  11,194       11,194
   Computer                                          10,171        8,105
   Vehicles                                          28,200       28,200
   Equipment                                         77,687       60,787
                                                -----------  -----------
                                                    147,483      128,517
   Less accumulated depreciation                     78,177       58,476
                                                -----------  -----------

          Totals                                $    69,306  $    70,041



NOTE 5 -- LONG-TERM DEBT:
--------------------------------------------------------------------------------


Long-term debt consisted of the following:

                                                                    March 31,
                                                                    ---------
                                                                1999        1998
                                                                ----        ----

Note payable to bank, due in monthly installments of
      $817 including variable interest; collateralized
      by substantially all assets and personally
      guaranteed by a stockholder*                            $ 25,303 $ 30,504

Note payable to bank, due in monthly installments of
      $367 including interest at 10%, maturing June 20,
      1999; collateralized by vehicle and personally
      guaranteed by a stockholder                                1,128    5,216

Note payable to ex-franchisee, due in monthly
      installments of $1,350 including interest at 8.5%,
      maturing July 31, 1999, including a $13,000
      remaining balance of the down payment on the
      franchise repurchase, with no stated interest
      rate, and which was due and payable October 15,
      1997 (see notes 9 and 15)                                 33,450   38,450



--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 5 -- LONG-TERM DEBT (continued):
--------------------------------------------------------------------------------


                                                                   March 31,
                                                               1999        1998

 Note payable to stockholders, interest at 8% and 10% of
       the principal balance annually on March 31;
       unsecured                                          $ 118,276    $ 118,276

 Note payable to stockholders, interest at 12% of the
       principal balance. Principal and interest due on
       June 30, 2000; unsecured                              39,129        -

 Note payable to stockholders, interest at 12% of the
       principal balance. Principal and interest due on
       July 28, 2000; unsecured                              20,000        -

 Note payable to related party (see notes 7 and 9).
       Principal and interest are to be repaid with
       85,500 shares of the Company's common stock on or
       before February 28, 1999, for the 78,000 shares
       previously received; unsecured. Balance was paid
       in full on April 13, 1999                             37,744        -

 Note payable to stockholders. Principal and interest
       are to be repaid with 85,500 shares of the
       Company's common stock for the 78,000 shares
       received. Balance was paid in full on April 13,
       1999                                                  36,158        -

 Note payable to stockholder. Principal and interest are
       to be repaid by 47,850 shares of the Company's
       common stock for the 43,500 shares received.
       Balance was paid in full on April 13, 1999            14,387        -

 Note payable to an unrelated party. Principal and
       interest are to be repaid by 211,428 shares of the
       Company's common stock for the 192,207 shares
       received. Balance was paid in full on April 13,
       1999                                                 106,346        -
                                                        -----------  -----------
                                                            431,921      192,446
   Less current maturities                                  259,000       61,478
                                                        -----------  -----------

          Totals                                        $   172,921  $   130,968


* The Small Business Administration has guaranteed 90 percent of the original amount ($50,000) of the note payable.



--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 5 -- LONG-TERM DEBT (continued):
--------------------------------------------------------------------------------


Total interest expense for the notes payable to stockholders was $22,525 and $21,141 for the years ended March 31, 1999 and 1998, respectively.

Maturities of long-term debt are as follows:

            Years Ending
              March 31,                                  Amount

               2000                                    $  259,000
               2001                                       163,000
               2002                                         8,800
               2003                                         1,121
                                                       ----------

                                                       $  431,921



NOTE 6 -- OBLIGATIONS UNDER CAPITAL LEASE:
--------------------------------------------------------------------------------


Future minimum lease payments under leases capitalized at March 31, 1999, together with the present value of the minimum lease payments, are as follows:

        Years Ending
          March 31,                                                 Amount

           2000                                                   $   10,186
           2001                                                       10,186
           2002                                                        3,396
                                                                    --------
               Total minimum payments                                 23,768
               Less amount representing interest                      (4,141)
                                                                   ---------
               Present value minimum lease payments                   19,627
               Less current portion                                   (7,508)
                                                                   ---------

               Long-term obligation                                $  12,119


At March 31, 1999, assets under capital lease had a cost of $16,900 and accumulated depreciation of $1,408.




--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 7 -- TRANSACTIONS WITH RELATED PARTIES:
--------------------------------------------------------------------------------


The Company purchases materials used in the pickup bed liner and floor coating processes from Poly Chem Corporation. Total purchases for the years ended March 31, 1999 and 1998, were $-0- and $38,809, respec tively. Purchases of materials were discontinued June 30, 1997, per the agreement as identified in note 9.

During December 1998, the Company borrowed 78,000 shares of the Company's common stock from Poly Chem Corporation which is 100 percent owned by a majority stockholder of the Company. The Company sold the stock and received net proceeds of $37,744 (see note 5). The Company has agreed to issue 85,800 shares of common stock as repayment to Poly Chem Corporation no later than February 28, 1999. Balance was paid April 13, 1999.


NOTE 8 -- PREFERRED STOCK:
--------------------------------------------------------------------------------


Holders of the preferred stock have equal voting rights with the common stockholders. The preferred stock is redeemable at the option of the Company at $1 per share. As of the reporting date, the Company has not exercised the option to redeem any of the preferred stock. Upon liquidation, the holders of the preferred stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common stockholders.


NOTE 9 -- COMMITMENTS:
--------------------------------------------------------------------------------


On June 30, 1997, the Company purchased the technology rights from Poly Chem Corporation for the materials used in the pickup bed liner and floor coating processes as well as other polyurathene technology. Under the terms of the purchase agreement, the Company will pay Poly Chem Corporation a royalty based on 5 percent of total gross revenues of the Company to a maximum of $200,000. As of March 31, 1999, $107,128 of royalties had been accrued, of which $33,500 had been paid. Upon payment of the full $200,000 in royalties, Poly Chem Corporation will transfer all of its interests in the formulation and technology including, but not limited to, all patent rights therein, including the current patent application 08/493858, and any and all future patent rights to Bullhide, and shall have no further rights therein. The Company is in the process of obtaining a patent for the materials used in the pickup bed liner process.

Future minimum royalty payments are as follows:

          Year Ending
            March 31,                              Amount
            ---------                              ------


            2000                                 $  166,500
                                                 ==========





--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 9 -- COMMITMENTS (continued):
--------------------------------------------------------------------------------


On July 31, 1997, the Company repurchased the franchise rights together with certain assets of an existing franchisee. Under the terms of the repurchase agreement, the Company was obligated to pay the franchisee $88,700 under the following terms:

   Downpayment                                                       $   2,500
   Inventory                                                             6,300
   Monthly payments of $5,000 commencing October 15, 1997,
      with no stated interest rate                                      38,200
   Consulting services provided by the franchisee payable
      at $1,000 per month commencing August 30, 1997                    12,000
   Remaining balance to be paid in monthly payments
      of $1,350 including interest at 8.5%,
      commencing August 30, 1997                                        29,700
                                                                     ---------

                                                                     $  88,700


To date, $55,250 has been paid (see note 5).


NOTE 10 -- INCOME TAXES:
-------------------------------------------------------------------------------


The Company's deferred tax asset was as follows:

                                                               March 31,
                                                               ---------
                                                           1999        1998
                                                           ----        ----

   Deferred tax asset arising from net
     operating loss carryforwards                        $ 782,000  $ 458,000

   Valuation allowance                                    (782,000)  (458,000)
                                                         ---------  ---------

          Net deferred income tax asset                  $     -    $     -
                                                         =========  =========

At March 31, 1999, the Company had approximately $2,300,000 in net operating loss carryforwards which is available to reduce future taxable income. The carryforwards begin to expire in 2011.

For the years presented, the income tax provision (benefit) differs from the amount expected using statutory tax rates because of the effects of the deferred tax asset valuation allowance.





--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 11 -- RECAPITALIZATION:


During the year ended March 31, 1997, the Company recapitalized its common and preferred stock. Under the terms of the recapitalization, the par values of the common and preferred stock were changed to $.002 and $1.00, respectively. The number of authorized shares of common and preferred stock was increased to 50,000,000 and 1,000,000, respectively.


NOTE 12 -- PRIVATE PLACEMENT:
--------------------------------------------------------------------------------


On December 17, 1996, the Company was authorized to issue a private placement of common stock. The Company is authorized to issue 10,000 units at $5.00 per unit. As of July 10, 1998, all warrants were exercised (see note 13, paragraph 3). Each unit consists of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants are exercisable for one share of common stock at $1.00 per share until December 17, 1998. The Company may redeem the warrants at $.01 per warrant with 30-day prior written notice if the common stock bid price equals or exceeds $2.50 per share for ten consecutive trading days ending on the third day prior to or the date on which such notice was given.

During the fiscal year ended March 31, 1998, all 10,000 units were sold, and 950,000 and 316,000 stock purchase warrants were exercised as of March 31, 1999 and 1998, respectively.


NOTE 13 -- GOING CONCERN:
--------------------------------------------------------------------------------


As shown in the Company's financial statements, the Company incurred net losses of $977,643. In addition, the Company has negative working capital of $615,159 and stockholders' deficit of $698,567. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is committed to the future of the Company and has taken the following actions to keep the Company viable and in existence as a going concern:

1. The Company has utilized long-term debt from the original stockholders to fund the development of several key aspects of the national dealership system including advertising for both the local and national promo tion, legal aspects such as state registrations, and improvements in application equipment, as well as the employment and training of the needed personnel. These developments are expected to benefit the organization in the future. In addition, on June 30, 1997, the original stockholders of the Company converted long-term debt plus accrued interest to common stock.

2. On July 6, 1997, the Company hired an executive vice president of sales and marketing. The vice president's responsibilities included hiring and training a team of independent sales representatives and developing a national marketing plan. On January 27, 1998, he was promoted to president and on October 14, 1998, to chief executive officer.



--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 13 -- GOING CONCERN (continued):
--------------------------------------------------------------------------------


3. The Company completed a private placement of common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The Company received its symbol to trade on the NASD Bulletin Board on December 17, 1997. A secondary market for the stock was established. As of July 10, 1998, all warrants were exercised and the Company received a net total of $783,629. The Company has utilized this investment capital to expand national advertising and exhibits at national and regional trade shows. Research and engineering activities have also been expanded to produce the next generation of application equipment and coating and lining products.

4. The expanded marketing efforts of the Company have resulted in the signing of 55 dealers as of the year ended March 31, 1999, an increase of 30 from March 31, 1998. The costs relating to the signing and setting up the new dealers significantly contributed to the operating loss for the year ended March 31, 1999. However, once the Bullhide dealerships are fully operational, it is expected that sales to the dealers and to new additional dealers will result in increased revenues for the Company.

5. Recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer. During August 1998, the Company's northern Alabama dealer was contracted to spray wood treatment plants in Alabama and other states. In September 1998, after the successful completion of three test locations, Jiffy Lube awarded the Company up to 10 additional locations for flooring applications. In May 1999, the Company's southern Colorado dealer completed a 2,000 square foot area at the Pueblo Zoo. During May 1999, the Florida master distributor started coating several seating areas in a major league baseball park.

6. During November 1998, the Company signed a contract with Sears, Roebuck & Co. to operate Bullhide truck liner facilities in a two-store test market. This is anticipated to develop into a national arrangement.

7. On May 6, 1999, the Company engaged a law firm to prepare a Registration Statement on Form 10-SB for the registration of its securities with the SEC. Beginning in January 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already on the exchange were given deadlines to file a registration statement with the SEC. The Company's deadline to complete its registration process with the SEC is October 1999.

8. During April 1999, the Company began the process of restructuring the Company's operations and administration by moving its corporate office from Spokane, Washington, to south Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by the Company's founder. This restructuring will save the Company in excess of $250,000 in annualized costs.

9. During April 1999, the Company was approved to sell up to 2,000,000 common shares on the OTC Bulletin Board exchange under its second Regulation D Rule 504 offering. Management expects to raise $850,000 net proceeds during the fiscal year ending March 31, 2000.




--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------




NOTE 14 -- ISSUANCE OF COMMON STOCK ON CONVERSION OF DEBT:


On June 30, 1997, the following liabilities and long-term debt were converted to common stock:

   Notes payable to stockholders                                     $   378,096
   Accrued interest payable to stockholders                               26,555
   Account payable to Poly Chem Corporation (a related party)             54,271
                                                                     -----------

                                                                     $   458,922



NOTE 15 -- PENDING LITIGATION:
-------------------------------------------------------------------------------


On June 17, 1998, the holders of the note payable to ex-franchisee initiated legal action to collect the remaining balance per the agreement. In addition, the plaintiff has made a formal claim for compensation and lost opportunity to pursue a successful business venture. The Company agrees to the note payable liability and intends to vigorously defend the additional claims which the Company considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

On January 21, 1999, a Bullhide dealer initiated legal action for breach of contract, fraud, and violation of the Tennessee Consumer Protection Act. Plaintiff is seeking damages incurred. The Company intends to vigorously defend the substantive claims in this case and is unable to estimate the success or the amount or range of potential loss, if any.


NOTE 16 -- LEASE COMMITMENT:
--------------------------------------------------------------------------------


The Company leases the building facilities from an unrelated third party. Rent expense for the years ended March 31, 1999 and 1998, was $58,844 and $38,702, respectively. Future minimum lease payments under the noncancellable operating lease, with an option to renew, are as follows:

             Years Ending
               March 31,                                          Amount

                2000                                            $   50,886
                2001                                                33,924
                                                                ----------

                      Total future minimum lease payments       $   84,810






--------------------------------------------------------------------------------

The Bullhide Liner Corporation
--------------------------------------------------------------------------------


Notes to Financial Statements
--------------------------------------------------------------------------------



NOTE  17 -- YEAR 2000:
--------------------------------------------------------------------------------


Like all entities, the Company is exposed to risks associated with Year 2000 dating problems which affect computer software and hardware; transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun but not yet completed the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of Year 2000 dating problems on third parties with which the Company does business. If remediation efforts of the Company or third parties with which the Company does business are not successful, it is possible the Year 2000 dating problem could negatively impact the Company's financial condition and results of operations.




--------------------------------------------------------------------------------

                         THE BULLHIDE LINER CORPORATION



                              Financial Statements
                                   (Unaudited)

                             June 30, 1999 and 1998

                         The Bullhide Liner Corporation
                                 Balance Sheets
                                   (Unaudited)
                             June 30, 1999 and 1998

                                                                                  1999                1998
                                                                             ---------------     ---------------
Assets

CURRENT ASSETS:

Cash                                                                         $        28,910     $        74,521
Accounts receivable, Net of allowance for doubtful
  accounts of $19,746 and $25,000, respectively                                      238,274             165,384
Inventory                                                                             23,395              79,863
Investments                                                                                0               5,000
Prepaid expenses and deposits                                                            753                   0
                                                                             ---------------     ---------------
Total current assets                                                                 291,332             324,768
                                                                             ---------------     ---------------

FURNITURE AND EQUIPMENT:

Cost                                                                                  24,805             128,517
    Less accumulated depreciation                                                     18,977              62,976
                                                                             ---------------     ---------------
                                                                                       5,828              65,541
                                                                             ---------------     ---------------

OTHER ASSETS:

Mississippi Franchise                                                                 10,000              10,000
Deposits                                                                               3,730                   0
Systems development                                                                   46,830              46,830
Trademark                                                                              1,450               1,450
                                                                             ---------------     ---------------
                                                                                      62,010              58,280
Less accumulated amortization                                                         27,154              22,435
                                                                             ---------------     ---------------
                                                                                      34,856              35,845
                                                                             ---------------     ---------------

                                                                             $       332,016     $       426,154
                                                                             ===============     ===============

See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                                 Balance Sheets
                                   (Unaudited)
                             June 30, 1999 and 1998

                                                                                  1999                1998
                                                                             ---------------     ---------------
Liabilities and Stockholders' Equity (Deficit)

CURRENT LIABILITIES:

Accounts payable                                                             $       253,170     $       138,574
Accrued taxes                                                                         65,329              28,705
Accrued payroll and employee benefits                                                      0               9,742
Accrued expenses                                                                      29,045                   0
Accrued interest                                                                      24,287              10,256
Royalty payable                                                                       91,881              35,863
Customer deposits                                                                      4,700              56,750
Current obligations under capital lease                                                    0                   0
Current maturities of long-term debt                                                  40,052              61,691
                                                                             ---------------     ---------------
Total current liabilities                                                            508,464             341,581

OBLIGATIONS UNDER CAPITAL LEASE

LONG-TERM DEBT, less current maturities                                              100,803             129,630
                                                                             ---------------     ---------------
Total liabilities                                                                    609,267             471,211
                                                                             ---------------     ---------------

STOCKHOLDERS' EQUITY (DEFICIT):

Common stock - 50,000,000 shares,$.002 par value, authorized;
7,746,451 and 9,444,478 shares issued and outstanding,
respectively                                                                          18,889              15,493
Preferred stock - 1,000,000 shares, $1.00 par value,
authorized; 60,000 shares issued and outstanding                                      60,000              60,000
Additional paid-in capital                                                         2,055,760           1,467,852
Retained earnings (deficit)                                                       (2,411,900)         (1,588,402)
                                                                             ---------------     ---------------
Total stockholders' equity (deficit)                                                (277,251)            (45,057)
                                                                             ---------------     ---------------

                                                                             $       332,016     $       426,154
                                                                             ===============     ===============

See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                             Statement of Operations
                                   (Unaudited)
                For the Three Months Ended June 30, 1999 amd 1998

                                                                                              1999                  1998
                                                                                           ----------            -----------
SALES                                                                                      $  459,420            $   556,823

COST OF SALES                                                                                 270,384                447,207
                                                                                           ----------            -----------

                                                                                           ----------            -----------
GROSS PROFIT                                                                                  189,036                109,616
                                                                                           ----------            -----------

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES:
Advertising                                                                                     8,234                 17,997
Trade shows and exhibits                                                                            0                    350
Marketing                                                                                           0                 15,852
Travel                                                                                          1,673                 14,479
Postage and shipping                                                                            2,516                  9,552
Salaries and wages                                                                            104,601                153,165
Payroll taxes                                                                                   8,537                 13,448
Employee benefits                                                                              12,994                  3,990
Taxes and Licenes                                                                                (134)                 4,499
Vehicle expense                                                                                   523                    875
Dues and subscriptions                                                                            321                  1,010
Legal and professional fees                                                                    32,990                 21,843
Office supplies                                                                                 1,049                  4,508
Shop supplies                                                                                   2,056                 10,849
Rent                                                                                           18,143                 21,000
Utilities                                                                                       9,442                 12,920
Depreciation                                                                                    2,100                  4,500
Amortization                                                                                    1,200                  1,200
Royalties                                                                                      18,254                 28,000
Other                                                                                           4,104                  3,643
                                                                                           ----------            -----------
                                                                                              228,603                343,680
                                                                                           ----------            -----------

LOSS FROM OPERATIONS                                                                          (39,567)              (234,064)

GAIN ON THE SALE OF SPOKANE SHOP ASSETS                                                         7,312                      0
LOSS ON ABANDONMENT OF SPOKANE FACILITY                                                       (47,681)                     0

OTHER EXPENSE, interest                                                                        (4,774)                (4,791)
                                                                                           ----------            -----------

NET LOSS                                                                                   $  (84,710)           $  (238,855)
                                                                                           ==========            ===========

See accompanying notes to financial statements.

                                         The Bullhide Liner Corporation
                                             Statement of Cash Flows
                                                   (Unaudited)
                                For the Three Months Ended June 30, 1999 amd 1998

                                                                                   1999                  1998
                                                                                ----------           ------------
Cash Flows From Operating Activities:
Net loss                                                                        $  (84,710)          $   (238,855)
Adjustments to reconcile net loss to net cash
  used in operating activities:
Net loss on sale and disposition of fixed assets                                    40,369                      0
Depreciation and amortization                                                        3,300                  5,700
Sale of master distributorship for debt reduction                                  (75,000)
(Increase) decrease in assets:
Receivables                                                                       (126,813)              (121,268)
Inventory                                                                           25,824                 (7,053)
Prepaid expenses and deposits                                                         (753)                   522
Security deposits                                                                   (3,730)                     0
Increase (decrease) in liabilities:
Accounts payable                                                                    27,588                  1,825
Accrued taxes                                                                       (7,158)                14,037
Accrued payroll and employee benefits                                               (4,144)                 1,182
Accrued expenses                                                                    (6,507)                     0
Accrued interest                                                                     4,082                  2,365
Royalty payable                                                                     18,253                 13,000
Customer deposits                                                                  (17,950)               (10,084)
                                                                                ----------           ------------
Net cash used in operating activities                                             (207,349)              (338,629)
                                                                                ----------           ------------

Cash Flows From Investing Activities:
Purchase of property and equipment                                                       0                      0
Checks issued in excess of bank balance                                            (15,930)               (14,233)
Sale of property and equipment                                                       6,470                      0
Abandonment of leasehold improvements                                                    0                      0
Proceeds from sale of investment                                                         0                      0
                                                                                ----------           ------------
Net cash provided by investing acrtivities                                          (9,460)               (14,233)
                                                                                ----------           ------------

Cash Flows From Financing Activities:
Proceeds from issuance of common stock                                             237,623                420,912
Stock offering costs paid                                                             (513)                     0
Borrowings on long term debt                                                         7,253                      0
Principal payments on long-term debt and lease obligations                          (1,519)                (1,125)
                                                                                ----------           ------------
Net cash provided by financing activities                                          242,844                419,787
                                                                                ----------           ------------

Net Increase in Cash                                                                26,035                 66,925

Cash at the Beginning of the Period                                                  2,875                  7,595

Cash at the End of the Period                                                   $   28,910           $     74,520
                                                                                ==========           ============

Supplemental Disclosures:
Cash paid for interest                                                                 694                    694
Cash paid for income taxes                                                               0                      0

Supplemental Disclosures:
Debt converted to common stock                                                     196,888                      0
Accrued expenses and interest converted to common stock                             72,028                      0
Shop assets sold for assumption of notes payable                                    44,539                      0


See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                   Statement of Stockholders' Equity (Deficit)
                                   (Unaudited)
                For the Three Months Ended June 30, 1999 amd 1998





                                              Common Stock                            Preferred Stock
                                     -----------------------------------------------------------------------------------------------
                                        Shares                 Shares                   Additional      Retained
                                      Issued and             Issued and                   Paid-in       Earnings
                                     Outstanding    Amount   Outstanding      Amount      Capital       (Deficit)           Total
                                     ----------- ----------- ----------- ----------- -------------  ----------------   -------------
Balances (Deficit), March 31, 1999    7,875,451  $    15,751    60,000    $  60,000  $   1,552,872  $     (2,327,190)  $  (698,567)


ADD (DEDUCT):

Issuance of common stock                606,000        1,212         0            0        236,411                         237,623
Stock offering costs                                                                          (513)                           (513)
Issuance of common stock
on conversion of debt                   483,827          968                               207,540                         208,508
Officer and director stock awards       479,200          958                                59,450                          60,408

Net loss                                                                                                     (84,710)      (84,710)
                                     ----------  -----------  --------    ---------  -------------  -----------------  -----------


Balances (Deficit), June 30, 1998     9,444,478  $    18,889    60,000    $  60,000  $   2,055,760  $     (2,411,900)  $  (277,251)
                                     ==========  ===========  ========    =========  =============  =================  ===========




                                              Common Stock                                          Preferred Stock
                                     -----------------------------------------------------------------------------------------------
                                        Shares                  Shares                  Additional        Retained
                                      Issued and              Issued and                  Paid-in         Earnings
                                     Outstanding    Amount   Outstanding     Amount       Capital         (Deficit)        Total
                                     -----------  ---------- -----------  ---------- -------------  -----------------  ------------

Balances (Deficit), March 31, 1998    7,171,451  $    14,343    60,000    $  60,000  $   1,048,090  $     (1,349,547)  $  (227,114)


ADD (DEDUCT):

Issuance of common stock                575,000        1,150         0            0        419,762                         420,912
Net loss                                                                                                    (238,855)     (238,855)
                                     ----------  -----------  --------    ---------  -------------  -----------------  -----------


Balances (Deficit), June 30, 1998     7,746,451  $    15,493    60,000    $  60,000  $   1,467,852  $     (1,588,402)  $   (45,057)
                                     ==========  ===========  ======== ============  =============  =================  ===========


See accompanying notes to financial statements.

                         The Bullhide Liner Corporation
                          Notes to Financial Statements
                                   (Unaudited)
                    Three Months Ended June 30, 1999 and 1998


NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

The Company has granted franchises for the operation of pickup truck bed liner spray application shops initially targeted for the pickup truck bed liner market. In July 1996, the Company discontinued the sale of franchises for the operation of pickup truck bed liner spray application shops. Subsequent to July 1996, the Company commenced selling dealerships under exclusive licensing agreements and expanded into the industrial flooring market. As of June 30, 1999, the Company has sold fifty-six dealerships and has three operating franchises. The Company grants credit to customers for sales of equipment and materials throughout the United States. In addition, the Company operates a pickup truck bed liner spray application shop in Spokane, Washington.

Summary of Significant Accounting Policies:

a. Method of accounting - The Company prepares its financial statements on the accrual method of accounting, recognizing income when earned and expenses when incurred.

b. Accounts receivable - The Company provides an allowance for doubtful accounts based upon historical experience and a review of current receivables.

c. Inventory - Inventory is stated at the lower of cost (determined on the first-in, first-out method) or market.

d. Furniture and equipment - Furniture and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes. For federal income tax purposes, accelerated methods are used.

e. Intangible assets - Intangible assets subject to amortization include system development costs and logo/trademark development costs. System costs are being amortized using the straight-line method over the estimated life of 10 years. Logo/trademark costs are being amortized on a straight-line basis over 40 years.

f. Amortization - System development and trademark costs are amortized by the straight-line method over periods of ten and forty years, respectively.

g. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                                                     (continued)
                                      F-25

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


  NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
  (continued)


h. Sales - Spray application equipment is manufactured to customer specifications and is recorded as a sale when the manufacturing process is complete.

i. Advertising costs - Advertising (marketing) costs are expensed as incurred. Advertising Expense was $8,234 and $17,997 for the three months ended June 30, 1999 and 1998, respectively.


NOTE 2 - INVENTORIES:

                                                    June 30,
                                                    --------
                                               1999         1998
                                               ----         ----
Inventories consisted of the following:
         Raw materials                       $ 19,470       $ 36,488
         Machine parts                          1,180         24,500
         Dealer marketing materials             2,745         18,875
                                           ----------     ----------

                                             $ 23,395       $ 79,863
                                           ==========     ==========

The Company's raw materials consist of polyurethane resins. There was no work in process production of materials at June 30, 1999. Production of spray application equipment was outsourced during the three months ended June 30, 1999.


NOTE 3- FRANCHISING OPERATIONS:

         a. Significant commitments and obligations - The Company is obligated in accordance with the terms of each franchisee's respective franchise agreement to provide the following supervision assistance and services: site location, spray application training, operations manual, and advertising literature. In addition, franchisees are required to purchase inventory from the Company.

         b. Franchise activity - The number of franchises sold and in operation during the three months ended June 30, 1999 and 1998 was three. Current active franchises are located in Colorado, Canada, and Saudi Arabia.

                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 3 - FRANCHISING OPERATIONS:  (continued)

c. Franchise fees - Initial franchise fees were recorded as revenue when all the significant services relating to the franchise sale had been performed by the Company.

d. Royalty - Each franchisee is required to pay a monthly royalty based on sales, commencing one year after the franchise opens for business. The Company has waived its right to receive royalties from franchisees through June 30, 1999.

NOTE 4- FURNITURE AND EOUIPMENT:

A summary of furniture and equipment follows:

                                                                        June 30,
                                                                        --------
                                                                  1999             1998
                                                                  ----             ----
   Leasehold improvements                                     $        -      $    20,231

   Office furniture                                                    -           11,194

   Computer                                                        2,064            8,105

   Vehicles                                                            -           28,200

   Equipment                                                      22,741           60,787
                                                              ----------      -----------
                                                                  24,805          128,517
   Less accumulated depreciation                                  18,977           62,976
                                                              ----------      -----------

      Total                                                   $    5,828      $    65,541
                                                              ==========      ===========


NOTE 5- LONG-TERM DEBT:

Long-term debt consisted of the following:                                                         June 30,
                                                                                        --------------------------
                                                                                        1999                  1998
                                                                                        ----                  ----
    Note payable to bank, due in monthly installments
    of $817 including variable interest; collateralized
    by substantially all assets and personally guaranteed
    by a stockholder*                                                                 $       -        $      30,382

    Note payable to bank, due in monthly installments of $367 including interest at 10%, maturing June 20, 1999; collateralized by vehicle and
    personally guaranteed by a stockholder                                                    -                4,213

    Note payable to ex-franchisee, due in monthly installments of $1,350 including interest at 8.5%, maturing July 31, 1999, including a $13,000 remaining balance of the down payment on the franchise repurchase, with no stated interest rate, and which was due and payable
    October 15, 1997 (see notes 8 and 15)                                                38,450               38,450




                                                                                                          (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


    NOTE 5 - LONG-TERM DEBT: (continued)

                                                                                                 June 30,
                                                                                        --------------------------
                                                                                        1999                  1998
                                                                                        ----                  ----
    Note payable to stockholders, interest at 8% and 10% of the
    principal balance annually on March 31; unsecured                                  $102,405             $118,276
                                                                                    -----------           ----------
                                                                                        140,855              191,321

    Less current maturities                                                              71,815               61,691
                                                                                    -----------           ----------

                      Total                                                           $ 100,803             $129,630
                                                                                    ===========           ==========

    * The Small Business Administration has guaranteed 90 percent of the original amount ($50,000) of the note payable.

    Total interest expense for the notes payable to stockholders was $4,082 and $2,336 for the three months ended June 30, 1999 and 1998, respectively.

    Maturities of long-term debt are as follows:

                  Three months ending
                      June 30,                           Amount
                      --------                           ------

                       2000                             $  60,923
                       2001                                79,932
                       2002                            ----------
                                                        $ 140,855
                                                       ==========

NOTE 6- TRANSACTIONS WITH RELATED PARTIES:

During December the Company borrowed 78,000 shares of the Company's common stock from Poly Chem Corporation which is 100% owned by a majority stockholder of the Company. The Company sold the stock and received net proceeds of $37,744 (see note 5). The Company has agreed to issue 85,800 shares of common stock as repayment to Poly Chem Corporation no later than February 28, 1999. The shares were issued April 13, 1999.

During May 1999, the Company sold a master dealership for the northwestern United States and Western Canada to its' chairman (a majority stockholder) in exchange for $75,000 of notes payable to him:

Note payable due June 30, 2000                                      $39,129
Note payable due July 28, 2000                                       20,000
A portion of note payable due March 31, 2001                         15,871
                                                                  ---------
                                                                    $75,000
                                                                  =========

                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 7- PREFERRED STOCK:

Holders of the preferred stock have equal voting rights with the common stockholders. The preferred stock is redeemable at the option of the Company at $1 per share. As of the reporting date, the Company has not exercised the option to redeem any of the preferred stock. Upon liquidation, the holders of the preferred stock are entitled to receive, as a preferential distribution, the par value of the preferred stock before any assets are distributed to the common stockholders.


NOTE 8- COMMITMENTS:

On June 30, 1997, the Company purchased the technology rights from Poly Chem Corporation for the materials used in the pickup bed liner and floor coating processes as well as other polyurethane technology. Under the terms of the purchase agreement, the Company will pay Poly Chem Corporation a royalty based on five percent of total gross revenues of the Company to a maximum of $200,000. As of June 30, 1999, $125,381 of royalties had been accrued, of which $33,500 had been paid. Upon payment of the full $200,000 in royalties, Poly Chem Corporation will transfer all of its interests in the formulation and technology including, but not limited to, all patent rights therein, including the current patent application 08/493858, and any and all future patent rights to Bullhide, and shall have no further rights therein. The Company is in the process of obtaining a patent for the materials used in the pickup bed liner process.

Future minimum royalty payments are as follows:

                              Year ending
                                June 30,                           Amount
                                --------                           ------

                                  2000                            $166,500
                                                                 =========

On July 31, 1997, the Company repurchased the franchise rights together with certain assets of an existing franchisee. Under the terms of the repurchase agreement, the Company was obligated to pay the franchisee $88,700 under the following terms:

   Downpayment                                                                                             $ 2,500
   Inventory                                                                                                 6,300
   Monthly payments of $5,000 commencing October 15, 1997,
    with no stated interest rate                                                                            38,200
   Consulting services provided by the franchisee payable
    at $1,000 per month commencing August 30, 1997                                                          12,000
   Remaining balance to be paid in monthly payments
    of $1,350 including interest at 8.5%,
    commencing August 30, 1997                                                                              29,700
                                                                                                         ---------
                                                                                                          $ 88,700
                                                                                                         =========
To date, $45,250 has been paid (see note 5).

                                                                                                        (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 9- INCOME TAXES:

The Company's deferred tax asset was as follows:                                                June 30,
------------------------------------------------                                                --------
                                                                                      1999                   1998
                                                                                      ----                   ----
   Deferred tax asset arising from net operating loss carryforwards                 $816,000                $477,000
   Valuation allowance                                                              (816,000)               (477,000)
                                                                                   ---------                --------

       Net deferred income tax asset                                                $      -                $      -
                                                                                   =========                ========

At June 30, 1999, the Company had approximately $2,400,000 in net operating loss carryforwards which are available to reduce future taxable income. The carryforwards begin to expire in 2011.

For the years presented, the income tax provision (benefit) differs from the amount expected using statutory tax rates because of the effects of the deferred tax asset valuation allowance.


NOTE 10- RECAPITALIZATION:

During the year ended March 31, 1997, the Company recapitalized its common and preferred stock. Under the terms of the recapitalization, the par value of the common and preferred stock were changed to $.002 and $1.00, respectively. The number of authorized shares of common and preferred stock was increased to 50,000,000 and 1,000,000, respectively.

NOTE 11 - PRIVATE PLACEMENT:

On December 17, 1996, the Company was authorized to issue a private placement of common stock. The Company is authorized to issue 10,000 units at $5.00 per unit. As of July 10, 1998, all warrants were exercised (see note 12, paragraph 3). Each unit consists of 50 shares of common stock and 95 redeemable stock purchase warrants. The common stock purchase warrants are exercisable for one share of common stock at $1.00 per share until December 17, 1998. The Company may redeem the warrants at $.01 per warrant with 30-day prior written notice if the common stock bid price equals or exceeds $2.50 per share for ten consecutive trading days ending on the third day prior to or the date on which such notice was given.

During the fiscal year ended March 31, 1998, all 10,000 units were sold, and 950,000 and 316,000 stock purchase warrants were exercised as of March 31, 1999 and March 31, 1998, respectively.

                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)



NOTE 12 - SUBSCRIBED STOCK:

On April 1, 1999 an entity entered into an agreement with the Company to acquire common stock at the stated price of $.50 per share by signing a note receivable to the Company. The purchase agreement is for 2,000,000 shares of common stock for which the entity has signed a note payable to the Company for $1,000,000 with the stated interest rate of twelve percent, and the unpaid principal and any earned interest due and payable September 29, 1999. Subsequently, as the market price of the common stock decreased, the agreement was periodically modified to amounts less than $.50 per share.

Under Emerging Issues Task Force (EITF) Issue 85-1, notes receivable for subscribed stock may not be recorded as an asset. If such notes were recorded as of June 30, 1999, assets and stockholders' equity would be increased by $583,787.

Sales of the subscribed stock have been recorded as the proceeds were received through June 30, 1999.


NOTE 13- GOING CONCERN:

As shown in the Company's financial statements, the Company incurred net losses of $84,710 for the three months ended June 30, 1999. In addition, the Company has negative working capital of $217,132 and stockholders' deficit of $277,251. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management is committed to the future of the Company and has taken the following actions to keep the Company viable and in existence as a going concern:

1. The Company has utilized long-term debt from the original stockholders to fund the development of several key aspects of the national dealership system including advertising for both the local and national promotion, legal aspects such as state registrations, and improvements in application equipment, as well as the employment and training of the needed personnel. These developments are expected to benefit the organization in the future. In addition, on June 30, 1997, the original stockholders of the Company converted long-term debt plus accrued interest to common stock.

2. On July 6, 1997 the Company hired an executive vice president of sales and marketing. The vice president's responsibilities included hiring and training a team of independent sales representatives and developing a national marketing plan. On January 27, 1998 he was promoted to president and on October 14, 1998 to chief executive officer.


                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)


NOTE 13- GOING CONCERN (continued):

3. The Company completed a private placement of common stock during July 1997 which resulted in the issuance of 10,000 units at $5.00 per unit. Each unit consisted of 50 shares of common stock and 95 redeemable stock purchase warrants. The Company received its symbol to trade on the NASDAQ Bulletin Board on December 17, 1997. A secondary market for the stock was established. As of July 10, 1998 all warrants were exercised and the company received a net total of $783,629. The Company has utilized this investment capital to expand national advertising and exhibits at national and regional trade shows. Research and engineering activities have also been expanded to produce the next generation of application equipment and coating and lining products.

4. Recent marketing efforts in the industrial flooring and chemical containment markets have resulted in positive sales. Generally, jobs in the flooring and chemical containment markets are much larger than the truck bed liner market and may result in a higher sales volume of Bullhide materials per order and per dealer.

5. During April 1999, the Company began the process of restructuring the Company's operations and administration by moving its corporate office from Spokane, Washington, to south Florida. A fifth master distributorship, serving the Northwest region, has been established in Spokane by the Company's founder. This restructuring will save the Company in excess of $250,000 in annualized costs.

6. On May 6, 1999, the Company engaged a law firm to prepare a Registration Statement on Form 10-SB for the registration of its securities with the SEC. Beginning in January 1999, the NASD has required all prospective new listing companies to become registered with the SEC in order to qualify for listing on the OTC Bulletin Board exchange. Companies already on the exchange were given deadlines to file a registration statement with the SEC. The Company's deadline to complete its registration process with the SEC is October 1999.

NOTE 14 - ISSUANCE OF COMMON STOCK ON CONVERSION OF DEBT:

On April 13, 1999, the following liabilities were converted to common stock:

         Notes payable to stockholders and officers                     $122,986
                  (related parties)
         Note payable to stockholders                                     36,158
         Note payable to Poly Chem Corporation
                   (a related party)                                      37,744
                                                                       ---------
                                                                        $196,888
                                                                       =========


                                                                     (continued)

                         The Bullhide Liner Corporation
                    Notes to Financial Statements - Continued
                                   (Unaudited)



NOTE 15- PENDING LITIGATION:

On June 17, 1998, the holders of the note payable to ex-franchisee initiated legal action to collect the remaining balance per the agreement. In addition, the plaintiff has made a formal claim for compensation and lost opportunity to pursue a successful business venture. The Company agrees to the note payable liability and intends to vigorously defend the additional claims which the Company considers groundless. The ultimate resolution of these matters is not ascertainable at this time. No provision has been made in the financial statements related to this claim.

On January 21, 1999, a Bullhide dealer initiated legal action for breach of contract, fraud, and violation of the Tennessee Consumer Protection Act. Plaintiff is seeking damages incurred. The Company intends to vigorously defend the substantive claims in this case and is unable to estimate the success or the amount or range of potential loss, if any.


NOTE 16- LEASE COMMITMENT:

The Company leases the building facilities in Spokane, Washington from an unrelated third party. During May, 1999, the Company moved its administrative and accounting offices from the leased facilities to South Florida. The third party lessor, the Company's Spokane dealer and the Company's officer remaining in Spokane are exerting their best efforts to locate a suitable replacement lessee or sub-lease The Company has accrued an expense, which management believes is adequate to cover future payments related to this lease, during the three months ended June 30, 1999 as part of the loss on the abandonment of the Spokane facility. Future minimum lease payments under the noncancellable operating lease, with an option to renew, are as follows:

               Year ended June 30,   2000                           50,886
               Year ended June 30,   2001                           21,202
                                                                 ---------

                   Total future minimum lease payments             $72,088
                                                                 =========
NOTE 17 - YEAR 2000:

Like all entities, the Company is exposed to risks associated with Year 2000 dating problems which affect computer software and hardware; transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun but not yet completed the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of Year 2000 dating problems on third parties with which the Company does business. If remediation efforts of the Company or third parties with which the Company does business are not successful, it is possible the Year 2000 dating problem could negatively impact the Company's financial condition and results of operations.